For:	B+H Ocean Carriers Ltd.

From:	Navinvest Marine Services (USA) Inc.
The Sail Loft, 19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Unaudited Results for the First Quarterly Period Ended March 31, 2007

NEW YORK, NEW YORK, May 11, 2007. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported unaudited net income of $2.7 million or $0.38 per share basic and diluted, for the three months ended March 31, 2007, compared to unaudited net income of $8.9 million, or $1.26 per share basic and $1.22 diluted, for the three months ended March 31, 2006. EBITDA for the three months ended March 31, 2007 was $11.3 million as compared to $13.2 million for the comparable period of 2006. Basic earnings per share calculations are based on weighted average shares outstanding of  6,986,499 and 7,087,785 respectively, for the three months ended March 31, 2007 and 2006. Diluted earnings per share calculations are based on weighted average shares outstanding of 6,986,499 and 7,315,224 for the three months ended March 31, 2007 and 2006, respectively. All remaining options were exercised during the first quarter of 2007; therefore there are no dilutive securities.

The Company noted that offhire relating to its double hull conversion project was 65 days in the first quarter of 2007 and that offhire related to drydocking totaled 41 days in the same period. The Company said that charter hire rates on those voyages made to position two vessels for conversion were significantly less than rates for similar vessels.

The Company also reported that losses on the market value of derivative instruments were $1.2 million. Approximately $1.0 million of the losses were from changes in the market value of put option contracts which were entered into to mitigate the risk associated with changes in charter rates. The balance of $0.2 million was due to changes in the market value of interest rate swaps that do not qualify as cash flow hedges.

          The following is a discussion of our financial condition and results of operations for the quarterly period ended March 31, 2006 and 2005. You should read this section together with the unaudited and audited consolidated financial statements for the periods mentioned above.

Quarter Ended March 31, 2007 (unaudited) versus March 31, 2006 (unaudited)

Revenues

Revenues from voyage, time and bareboat charters increased $5.7 million or 27% from the first quarter of 2006 to that of 2007. The increase is due to the vessel acquisitions made in 2006 and to the fact that there were 496 more voyage days, which generate greater gross revenues per charter, in the first quarter of 2007 than in the same period of 2006. The Company, through wholly-owned subsidiaries, acquired one combination carrier in the first quarter of 2006 and one Panamax product tanker in the second quarter of 2006. The new vessels accounted for additional revenue of $1.9 million and $1.1 million respectively, in the first quarter of 2007 versus 2006. The increase in voyage days resulted in additional revenue of $2.6 million for the MR fleet and $0.1 million on one combination carrier. The change from time charters to voyage charters marks a deliberate shift of exposure to the spot market to take advantage of favorable market conditions.

The medium range (“MR”) fleet time-charter equivalent rate “TCE” for on-hire days in the three months ended March 31, 2007 was $12,628 versus $14,170 for the comparable period in 2006. This is due to the fact that two vessels were chartered at significantly lower rates in order to position them for conversion to double hulled vessels. The Company noted that offhire relating to this double hull conversion project was 65 days in the first quarter of 2007.

Other revenue of $0.5 million earned in respect of a profit sharing arrangement on one vessel was recorded in the first quarter of 2007. Other revenue of $0.9 million in 2006 was earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date.

At December 31, 2007, five of the Company’s MR product tankers were employed in the voyage charter market and one was being converted to a fully double-hulled vessel. The remaining seven of the Company’s combination carriers and two Panamax product tankers were employed on long-term time charters.

Voyage Expenses

Voyage expenses increased $4.6 million or 278% from the first quarter of 2006 to the first quarter of 2007. The increase is due to the fact that there were 429 voyage days during the three month period ended March 31, 2007 whereas there were only 23 voyage days during this period in 2006. The ship owner is responsible for the port, canal and fuel charges of a voyage charter but is not responsible for these costs when on either a time or bareboat charter.

Vessel Operating Expenses

Vessel operating expenses increased $3.0 million or 45% for the three month period ended March 31, 2007 versus the comparable period in 2006. $1.5 million of this increase is the result of the vessels acquisitions noted above and the remainder is attributable to higher crew related expenses, higher cost of spares and higher repair and maintenance expenses.

Depreciation and Amortization

The increase in depreciation and amortization of $1.3 million or 37% is due to the increase in the number of vessels and to the completed conversions of two of the Company’s MRs to fully double hulled vessels. The conversion cost is being amortized over the 5 year remaining estimated useful life of the vessels.

Interest expense and interest income

The $0.7 million (33%) increase in interest expense is due to the increase of $52.3 million in debt from December 31, 2005 to December 31, 2006 for the acquisition of two vessels and a 50% interest in a third. In addition, the Company issued a net of $20 million seven year unsecured bonds. The increase in interest income of $0.6 million is due to the fact that the Company’s average cash balance in the first quarter of 2007 was $72.4 million compared to an average cash balance of $62.6 million for the same period in 2006. In addition, the average LIBOR rate for the three months ended March 31, 2007 was 5.32% as compared to 4.61% for the same period of 2006.

Loss on fair value of derivative assets

The loss on derivative assets includes $0.2 million loss on the value of the interest rate swaps and $1.0 million loss on the value of the put options purchased on a dry cargo index. In 2006, there was a gain of $0.9 million on the value of the interest rate swaps.

Liquidity and Capital Resources

Cash at March 31, 2007, amounted to $67.1 million, a decrease of $11.3 million as compared to December 31, 2006. The decrease in the cash balance is attributable to net inflows from operations of $10.9 million which were offset by outflows for investing activities of $7.3 million and outflows for financing activities of $14.9 million.

The outflow for investing activities is attributable to the investment in vessel conversions of $6.2 million, investment in derivative assets of $0.7 million and an amount of $0.4 million in connection with the 50% investment in Nordan OBO II Inc.

The outflow for financing activities is primarily attributable to the refinancing of the OBO acquired in March 2006, net of $4.4 million, payment of mortgage principal of $8.3 million, purchases of treasury stock for $2.2 million and payments for debt issuance costs of $0.2 million. This was offset by the issuance of shares for $0.2 million.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of six MR product tankers, six combination carriers and a 50% interest in another and two panamax product carriers. Eight of the vessels are currently fixed on long-term time charters, which varied in original length of between one and five years. The remaining vessels are operated in the spot market at this time.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s latest Annual Report on Form 20F, access the Company’s website: www.bhocean.com

Company Contact:      John LeFrere
           917.225.2800

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

	Unaudited	Audited
ASSETS	March 31, 2007	December 31, 2006
CURRENT ASSETS:
Cash and cash equivalents	$67,060,301	$78,391,028
Marketable securities	986,956	990,105
Trade accounts receivable, less allowance for doubtful accounts of $119,000 and $119,000 in 2007 and 2006, respectively	4,581,232	2,532,710
Inventories	2,689,663	2,547,776
Prepaid expenses and other current assets	384,557	1,408,999
Total current assets	75,702,709	85,870,618

Vessels, at cost:
Vessels	320,743,295	312,999,593
Less - Accumulated depreciation	(56,220,986)	(51,312,468)
	264,522,310	261,687,125

Investment in Nordan OBO II Ltd	10,973,156	10,576,398
Investment in debt securities	5,000,000	5,000,000
Other assets	2,820,162	2,617,744
Fair value of derivative asset	412,339	1,070,559

Total assets	$359,430,675	$366,822,444

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,397,403	$11,457,925
Accrued liabilities	6,300,245	3,877,579
Accrued interest	1,042,340	1,090,477
Current portion of mortgage payable	39,765,472	39,765,472
Deferred income	7,703,405	7,346,190
Other liabilities	151,536	150,711
Total current liabilities	68,360,401	63,688,354

Long term debt	129,450,000	118,450,000
Unsecured debt	-	23,703,908

Bonds payable	25,000,000	25,000,000

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 7,041,661 and 6,964,745 shares
outstanding as of March 31, 2007 and December 31, 2006, respectively	75,572	75,572
Paid-in capital	93,865,441	93,861,215
Retained earnings	51,333,124	48,680,252
Other comprehensive income	(9,500)	18,183
Treasury stock	(8,644,363)	(6,655,040)
Total shareholders' equity	136,620,274	135,980,182
Total liabilities and shareholders' equity	$359,430,675	$366,822,444

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Income

	Unaudited	Audited
	For the three	For the three
	months ended	months ended
	March 31, 2007	March 31, 2006
Revenues:
Voyage, time and bareboat charter revenues	$27,291,049	$21,627,730
Other revenue	499,462	886,675
Total revenues	27,790,511	22,514,405

Operating expenses:
Voyage expenses	6,290,145	1,663,622
Vessel operating expenses, drydocking and survey costs	9,768,655	6,735,271
Vessel depreciation	4,908,517	3,591,712
Amortization of deferred charges	95,851	81,909
General and administrative:
Management fees to related party	280,438	262,741
Consulting and professional fees, and other expenses	1,218,486	1,071,168
Total operating expenses	22,562,092	13,406,423

Income from vessel operations	5,228,419	9,107,982

Other income (expense):
Equity in income of Nordan OBO II	396,758	431,810
Interest expense	(2,820,554)	(2,123,161)
Interest income	1,088,365	505,705
Gain on trading marketable securities	(5,681)	125,576
(Loss) gain on fair value of derivative asset	(1,234,437)	883,029
Total other expenses, net	(2,575,549)	(177,041)

Net income	$2,652,870	$8,930,941

Basic earnings per common share	0.38	1.26

Diluted earnings per common share	0.38	1.22

Weighted average number of common shares outstanding:
Basic	6,986,499	7,087,785
Diluted	6,986,499	7,315,224

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	Unaudited	Audited
	For the three	For the three
	months ended	months ended
	March 31, 2007	March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,652,870	$8,930,941
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	4,908,517	3,591,712
Amortization of deferred charges	95,851	81,909
(Loss) gain on fair value of marketable securities	5,681	(125,576)
(Loss) gain on fair value of interest rate swaps	1,234,437	(883,029)
Compensation reognized under employee stock plans	8,446	-

Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(2,048,522)	557,123
Increase in inventories	(141,887)	(654,161)
Decrease in prepaid expenses and other assets	1,024,442	488,845
Increase (decrease) in accounts payable	1,939,479	(1,032,000)
Increase in accrued liabilities	2,422,666	1,244,982
(Decrease) increase in accrued interest	(48,138)	87,751
Increase in deferred income	357,215	339,046
Increase in other liabilities	825	232,574
Payments for special surveys	(1,517,188)	(536,719)
Total adjustments	8,241,825	3,392,457
Net cash provided by operating activities	10,894,695	12,323,398

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	-	(3,640,000)
Investment in vessel conversions	(6,226,515)	-
Investment in Nordan OBO II	(396,758)	(13,611,453)
Increase in marketable securities	-	218,284
Investment in derivative asset	(655,414)	-
Net cash used in investing activities	(7,278,687)	(17,033,169)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(250,131)	(56,926)
Mortgage proceeds	27,000,000	-
Longterm debt repayment	(31,403,062)	-
Purchase of treasury stock	(2,194,232)	(39,994)
Issuance of treasury shares	200,690	37,705
Payments of mortgage principal	(8,300,000)	(9,163,000)
Net cash provided by financing activities	(14,946,735)	(9,222,215)

Net decrease in cash and cash equivalents	(11,330,727)	(13,931,986)
Cash and cash equivalents, beginning of period	78,391,028	60,827,651
Cash and cash equivalents, end of period	$67,060,301	$46,895,665